For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-(866) GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

Given Imaging Announces RAPID® pH Software
For Bravo® pH Monitoring System

LONDON, November 24, 2009 - Given Imaging Ltd. (NASDAQ: GIVN), the global leader in patient-friendly GI diagnostic and monitoring solutions, today unveiled RAPID® pH review and analysis software for the Bravo® pH Monitoring System.  This all-new software was designed to streamline pH monitoring workflow through simplified, easy-to-use screen layouts and intuitive software navigation.  RAPID pH replaces the software previously associated with the Bravo pH Monitoring System, which was acquired in December, 2008. RAPID pH can be viewed at the Company’s booth # 83 at the Gastro 2009 conference taking place in London from November 21 to 25.

“I have just seen the new RAPID pH software. It is beautifully presented and, as a USB based system that can be installed on any computer, it will integrate very well into my practice workflow. The reports are easy to create and read and it will save a considerable amount of post-procedure reporting time”, said Dr. Laurence Lovat, Consultant Gastroenterologist at University College London Hospital. “I am very keen to use this software in my practice.”

RAPID pH incorporates the following benefits:
•	Simplified screen and workflow design enabling quick access to the most frequently used features and processes for managing pH monitoring studies
•	Compatibility with all existing Bravo capsules and receivers enabling seamless integration for existing customers
•	Enhanced support of 96-hour pH monitoring procedures
•	Flexibility to be installed in a variety of hardware platforms including RAPID workstations, stand alone laptop or desk top computers, and systems connected to a facilities network
•	Multiple pre-configured report templates providing physicians with study results in a format to meet their diagnostic needs
•	Touch-screen navigation when installed on the appropriate hardware

RAPID pH also provides the IT integration features of RAPID Access, Given Imaging’s proprietary capsule endoscopy software solution, including:
•	Ability to utilize existing computers and network system to create, manage and store Bravo studies

•	Importing of patient demographic data for easy patient check-in
•	Exporting of procedure reports for use in electronic medical record systems

“We are committed to continually improving our products to enrich the physician and patient experience,” said Homi Shamir, president and CEO of Given Imaging. “RAPID pH represents a marked improvement from the previous Bravo software and incorporates many features that we know are important to GI physicians. We will continue to upgrade the Bravo experience as we engage in dialogue with the growing number of Bravo users.”

RAPID pH is expected to be commercially available to all markets in January 2010.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam(R) Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile(TM) patency capsule, to verify intestinal patency, and Bravo(R), the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose diseases of the esophagus, small bowel and colon [PillCam COLON is not cleared for use in the USA.] and more accurately treat patients.  All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, and (16) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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